

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

May 5, 2010

Mr. Gordon Steblin, Chief Financial Officer
Freegold Ventures Limited
507 – 1540 West 2nd Avenue
Vancouver, British Columbia CANADA V6J 1H2

> **Re: Freegold Ventures Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed April 27, 2009**
> **Response Letter Dated March 29, 2010**
> **File No. 0-29840**

Dear Mr. Steblin:

    We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2008

Controls and Procedures, page 113

1. We have considered your response and reissue comment three in our letter of March 1, 2010. The failure to file management's report on Internal Control over Financial Reporting in your <u>original</u> Form 20-F rendered your annual report materially deficient. Therefore, please further amend the Form 20-F to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that your disclosure controls and procedures were not effective as of the end of the fiscal year.

Exhibit 99.1

Independent Auditors' report, page 2

2. Revise your Amended Form 20-F for the Fiscal Year Ended December 31, 2008 to provide a signed and dated audit report of your independent registered public accounting firm for the year ended December 31, 2006. In addition, confirm to us that you predecessor auditor reissued their audit report for the year ended December 31, 2006 and performed the necessary procedures in AU Section 508, paragraphs 71 through 74, when reissuing the audit report.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gary Newberry at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief